As filed with the United States Securities and Exchange Commission on November 10, 2009
Registration No. 333-159579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
Post-effective Amendment No. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DEER CONSUMER PRODUCTS, INC.
 (Name of Registrant as specified in its charter)

Nevada	3634	20-5526104
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan,
Shenzhen, China 518057
+(86) 755-8602-8285
(Address and telephone number of principal executive offices and principal place of business)

Mr. Ying He
Chief Executive Officer
Deer Consumer Products, Inc.
Area 2, 1/F, Building M-6,
Central High-Tech Industrial Park, Nanshan,
Shenzhen, China 518057
+(86) 755-8602-8285
(Name address and telephone number of agent for service)

Copies to:
Robert Newman, Esq.
The Newman Law Firm, PLLC
14 Wall Street, 20th Floor
New York, NY  10005
Tel. (212) 618-1968    Fax: (212) 202-6055

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.       ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.             ☒ File No. 333-159579

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐(Do not check if smaller reporting company)	Smaller reporting company ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to Rule 462(d), we are amending our Form S-1 (File No. 333-159579), filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2009 which was declared effective by the Commission on June 3, 2009 (the “Original S-1”), solely (i) to file the validity opinion of Holland & Hart, PC as Exhibit 5.1 and (ii) to file as Exhibit 99.9 a letter to Seaboard Securities, Inc. No change is made to the preliminary prospectus constituting Part I of the Original Registration Statement. Accordingly, this Amendment consists only of the facing page, this explanatory note, Items 16(a) and 17 of Part II, the Index to Exhibits of the Registration Statement, and Exhibit 5.1 and Exhibit 99.9.

Item 16. Exhibits and Financial Statement Schedules

The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:

       (a) Exhibits

Exhibit
Number	Description

2.1
Share Exchange Agreement and Plan of Reorganization by and between Deer International Group Limited and TAG Events Corp., dated September 3, 2008. (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on September 5, 2008).

2.2
Return to Treasury Agreement by and between the Company and Crescent Liu, dated August 26, 2008. (Incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed on September 5, 2008).

3.1	Articles of Incorporation (Incorporated herein by reference to Exhibit 3.1 to the Company’s Form SB-2 filed on February 8, 2007).

3.2	By-Laws (Incorporated herein by reference to Exhibit 3.2 to the Company’s Form SB-2 filed on February 8, 2007).

3.3
Articles of Exchange of Deer International Group Limited and TAG Events Corp. filed September 3, 2008. (Incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed on September 5, 2008).

3.4
Articles of Merger between Deer Consumer Products, Inc. and TAG Events Corp. amending the Articles of Incorporation filed with the Secretary of State of the State of Nevada on September 3, 2008. (Incorporated herein by reference to Exhibit 3.4 to the Current Report on Form 8-K filed on September 5, 2008).

4.1	Specimen Stock Certificate. (Incorporated herein by reference to Exhibit 4.1 to the 2008 Annual Report of the Company on Form 10-K filed on March 31, 2009).

5.1	Opinion of Holland & Hart LLP*.

16.1	Letter from Dale Matheson Carr Hilton Labonte LLP, dated September 3, 2008. (Incorporated herein by reference to Exhibit 16.1 to the Current Report on Form 8-K filed on September 5, 2008).

21	Subsidiaries. (Incorporated herein by reference to Exhibit 21 to the 2008 Annual Report of the Company on Form 10-K filed on March 31, 2009).

21	List of subsidiaries of the Company (incorporated by reference to Exhibit 21 of Deer's Registration Statement on Form S-1 (Commission File No. 333-154415), filed with the SEC on October 17, 2008).

23.1	Consent of Holland & Hart LLP ( included in Exhibit 5.1).

23.2	Consent of Goldman Parks Kurland Mohidin, LLP, independent registered public accounting firm.

99.1
Lock-up Agreement between Sino Unity Limited and Deer Consumer Products, Inc., dated September 3, 2008 (Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 2, 2008).

99.2
Lock-up Agreement between True Olympic Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on December 2, 2008).

99.3
Lock-up Agreement between Great Scale Holdings Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed on December 2, 2008).

99.4
Lock-up Agreement between New Million Holdings Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed on December 2, 2008).

99.5
Lock-up Agreement between Tiger Castle Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.5 to the Current Report on Form 8-K filed on December 2, 2008).

99.6
Lock-up Agreement between Achieve On Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.6 to the Current Report on Form 8-K filed on December 2, 2008).

99.7
Lock-up Agreement between Sharp Champion Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.7 to the Current Report on Form 8-K filed on December 2, 2008).

99.8
Lock-up Agreement between Sourceland Limited and Deer Consumer Products, Inc. dated September 3, 2008.  (Incorporated herein by reference to Exhibit 99.8 to the Current Report on Form 8-K filed on December 2, 2008).

99.9
Letter  to  Seaboard Securities, Inc. dated November 9, 2009, Re: Clarification of Warrants Received by Certain Registered Representatives of Seaboard Securities, Inc. and Martinez Ayme Securities, Inc. as filed as Exhibit 99.1 to Post-effective Amendment No. 1 to the S-1 Registration Statement of Deer Consumer Products, Inc (the “Company”) Effective On June 3, 2009 (the “S-1 Registration Statement”). *

*  Filed herein.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

       (i) If the undersigned Registrant is relying on Rule 430B:

      (A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

      (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

       (ii) If the undersigned Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

       (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

       (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

       (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

       (iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Post Effective Amendment No. 1 to the Registration Statement on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in  Shenzhen, China, on the date indicated below.

DEER CONSUMER PRODUCTS, INC.

Date: November 10, 2009	By:	//s/ Ying He
Ying He
Chief Executive Officer (Principal Executive Officer)

Date: November 10, 2009	By:	/s/ Zongshu Nie
Zongshu Nie
Chief Financial Officer (Principal Accounting Officer)

In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ying He	Chairman of the Board, Chief Executive Officer	November 10, 2009
Ying He

/s/ Zongshu Nie	Chief Financial Officer, Financial	November 10, 2009
Zongshu Nie	Controller & Director

/s/ Edward Hua	Director	November 10, 2009
Edward Hua

/s/ Arnold Staloff	Director	November 10, 2009
Arnold Staloff

/s/ Qi Hua Xu	Director	November 10, 2009
Qi Hua Xu

INDEX TO EXHIBITS

Exhibit Number	Description

2.1
Share Exchange Agreement and Plan of Reorganization by and between Deer International Group Limited and TAG Events Corp., dated September 3, 2008. (Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on September 5, 2008).

2.2
Return to Treasury Agreement by and between the Company and Crescent Liu, dated August 26, 2008. (Incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed on September 5, 2008).

3.1	Articles of Incorporation (Incorporated herein by reference to Exhibit 3.1 to the Company’s Form SB-2 filed on February 8, 2007).

3.2	By-Laws (Incorporated herein by reference to Exhibit 3.2 to the Company’s Form SB-2 filed on February 8, 2007).

3.3
Articles of Exchange of Deer International Group Limited and TAG Events Corp. filed September 3, 2008. (Incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed on September 5, 2008).

3.4
Articles of Merger between Deer Consumer Products, Inc. and TAG Events Corp. amending the Articles of Incorporation filed with the Secretary of State of the State of Nevada on September 3, 2008. (Incorporated herein by reference to Exhibit 3.4 to the Current Report on Form 8-K filed on September 5, 2008).

4.1	Specimen Stock Certificate. (Incorporated herein by reference to Exhibit 4.1 to the 2008 Annual Report of the Company on Form 10-K filed on March 31, 2009).

5.1	Opinion of Holland & Hart LLP*.

16.1	Letter from Dale Matheson Carr Hilton Labonte LLP, dated September 3, 2008. (Incorporated herein by reference to Exhibit 16.1 to the Current Report on Form 8-K filed on September 5, 2008).

21	Subsidiaries. (Incorporated herein by reference to Exhibit 21 to the 2008 Annual Report of the Company on Form 10-K filed on March 31, 2009).

21	List of subsidiaries of the Company (incorporated by reference to Exhibit 21 of Deer's Registration Statement on Form S-1 (Commission File No. 333-154415), filed with the SEC on October 17, 2008).

23.1	Consent of Holland & Hart LLP ( included in Exhibit 5.1).

23.2	Consent of Goldman Parks Kurland Mohidin, LLP, independent registered public accounting firm.

99.1
Lock-up Agreement between Sino Unity Limited and Deer Consumer Products, Inc., dated September 3, 2008 (Incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on December 2, 2008).

99.2
Lock-up Agreement between True Olympic Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed on December 2, 2008).

99.3
Lock-up Agreement between Great Scale Holdings Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed on December 2, 2008).

99.4
Lock-up Agreement between New Million Holdings Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed on December 2, 2008).

99.5
Lock-up Agreement between Tiger Castle Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.5 to the Current Report on Form 8-K filed on December 2, 2008).

99.6
Lock-up Agreement between Achieve On Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.6 to the Current Report on Form 8-K filed on December 2, 2008).

99.7
Lock-up Agreement between Sharp Champion Limited and Deer Consumer Products, Inc., dated September 3, 2008. (Incorporated herein by reference to Exhibit 99.7 to the Current Report on Form 8-K filed on December 2, 2008).

99.8
Lock-up Agreement between Sourceland Limited and Deer Consumer Products, Inc. dated September 3, 2008.  (Incorporated herein by reference to Exhibit 99.8 to the Current Report on Form 8-K filed on December 2, 2008).

99.9
Letter  to  Seaboard Securities, Inc. dated November __, 2009, Re: Clarification of Warrants Received by Certain Registered Representatives of Seaboard Securities, Inc. and Martinez Ayme Securities, Inc. as filed as Exhibit 99.1 to Post-effective Amendment No. 1 to the S-1 Registration Statement of Deer Consumer Products, Inc (the “Company”) Effective On June 3, 2009 (the “S-1 Registration Statement”). *

* Filed herein